Via Facsimile and U.S. Mail
Mail Stop 6010

May 11, 2009

Mr. Ross Senior
ProtoKinetix, Inc.
President and Chief Executive Officer
2225 Folkstone Way
West Vancouver, British Columbia
V7S 2Y6

> **Re:** **ProtoKinetix, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 11, 2009**
> **File No. 000-32917**

Dear Mr. Senior:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins